SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00767E102

(CUSIP number)

c/o Christine A. Pellizzari

Aegerion Pharmaceuticals, Inc.

CenterPointe IV

1140 Route 22 East

Bridgewater, New Jersey 08807

(908) 704-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 17 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00767E102	13D	Page 2 of 17 pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates III Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 3,046,158(a)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 3,046,158(a)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,046,158
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 17.3%
14.	TYPE OF REPORTING PERSON CO

(a)	Index Venture Associates III Limited (“Index Venture”) is the general partner of Index Ventures III (Delaware) L.P. (“IVIII Delaware”), Index Ventures III (Jersey) L.P. (“IVIII Jersey”), Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“IVIII PEF”) and an affiliate of Yucca Partners L.P. Jersey Branch (“Yucca”) and shares voting and dispositive power over the shares of common stock (“Common Stock”) of Aegerion Pharmaceuticals, Inc. held by those entities.
(b)	All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.

CUSIP No. 00767E102	13D	Page 3 of 17 pages

1.	NAMES OF REPORTING PERSONS Index Ventures III (Delaware) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,111,715(c)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,111,715(c)
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,111,715
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 12.0%
14.	TYPE OF REPORTING PERSON PN

(b)	All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.
(c)	IVIII Delaware has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, the general partner of IVIII Delaware may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 00767E102	13D	Page 4 of 17 pages

1.	NAMES OF REPORTING PERSONS Index Ventures III (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 884,086(d)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 884,086(d)
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 5.0%
14.	TYPE OF REPORTING PERSON PN

(b)	All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.
(d)	IVIII Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, the general partner of IVIII Jersey may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 00767E102	13D	Page 5 of 17 pages

1.	NAMES OF REPORTING PERSONS Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,985(e)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 31,985(e)
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,985
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 0.2%
14.	TYPE OF REPORTING PERSON PN

(b)	All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.
(e)	IVIII PEF has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, the general partner of IVIII PEF may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 00767E102	13D	Page 6 of 17 pages

1.	NAMES OF REPORTING PERSONS Yucca Partners L.P. Jersey Branch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,372(f)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 18,372(f)
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,372
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 0.1%
14.	TYPE OF REPORTING PERSON PN

(b)	All percentage calculations set forth herein assume that there are 17,603,236 shares of Common Stock outstanding as of November 2, 2010, based on information provided by Aegerion Pharmaceuticals, Inc.
(f)	Yucca has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, an affiliate of Yucca, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 00767E102	13D	Page 7 of 17 pages

ITEM 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Aegerion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at CenterPointe IV, 1140 Route 22 East, Suite 304, Bridgewater, New Jersey, 08807. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: (i) Index Venture Associates III Limited, a Jersey (Channel Islands) corporation (“Index Venture”); (ii) Index Ventures III (Delaware) L.P., a Jersey (Channel Islands) partnership (“IVIII Delaware”); (iii) Index Ventures III (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVIII Jersey”); (iv) Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVIII PEF”); and (v) Yucca Partners L.P. Jersey Branch, a Jersey (Channel Islands) partnership branch (“Yucca,” and together with IV III Delaware, IVIII Jersey and IVIII PEF, the “Index Funds”).

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

(b) The principal executive offices of Index Venture, IVIII Delaware, IVIII Jersey and IVIII PEF are located at No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands. The principal executive offices of Yucca are located at Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(c) Index Venture is a corporation organized in Jersey, Channel Islands, and the persons serving as its directors and executive officers are set forth on Schedule A hereto. Index Venture’s principal business is acting as the general partner of IVIII Delaware, IVIII Jersey and IVIII PEF. The principal business of each of the Index Funds is to make investments in the securities of privately held and other businesses.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00767E102	13D	Page 8 of 17 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

On August 24, 2005, the Issuer approved the issuance of a 9% Convertible Promissory Note (the “9% Note”) for the Aggregate amount of $250,000. In connection with the note financing the Index Funds acquired beneficial ownership of 15,000 shares of Common Stock issued at no cost. A reverse stock split was effected on May 25, 2007 and a second reverse stock split was effected on October 19, 2010 reducing the Index Funds beneficial ownership to 4,172 shares of Common Stock. The source of the funds used to loan money to the Issuer was derived from limited partner commitments in relation to the Reporting Persons (other than Index Venture, which did not pay for the 9% Note but rather acquired beneficial ownership of the 9% Note and Common Stock indirectly, through controlled entities).

On December 15, 2005, the Reporting Persons acquired beneficial ownership of 3,533,095 shares of Series A Convertible Preferred Stock (the “Series A Shares”) for an aggregate price of $6,500.000.52, including payment in cash, funded by limited partner commitments of the Reporting Persons (other than Index Venture, which did not pay for the Series A Shares but rather acquired beneficial ownership of the Series A Shares indirectly, through controlled entities), as well as through the conversion, at a 20% discount, of their 9% Note (plus accrued interest) issued on August 24, 2005. The terms of the Series A Shares are set forth in the Issuer’s Third Amended and Restated Certificate of Incorporation, filed with the State of Delaware on October 19, 2010 (the “Pricing Charter”). Pursuant to the Pricing Charter, on October 27, 2010, the closing date of the Issuer’s initial public offering (“IPO”), the Series A Shares plus accrual dividends thereon, automatically converted on a 1-for-0.38701117412 basis for an aggregate amount of 1,367,346 shares of Common Stock.

On November 9, 2007, the Reporting Persons acquired beneficial ownership of 782,801 shares of Series B Convertible Preferred Stock (the “Series B Shares”) for an aggregate price of $3,616,540.62, funded by limited partner commitments of the Reporting Persons (other than Index Venture, which did not pay for the Series B Shares but rather acquired beneficial ownership of the Series B Shares indirectly, through controlled entities). The terms of the Series B Shares are set forth in the Issuer’s Pricing Charter. Pursuant to the Pricing Charter, on October 27, 2010, the closing date of the Issuer’s IPO, the Series B Shares plus accrued dividends thereon, automatically converted on a 1-for-0.6102765793 basis for an aggregate amount of 477,723 shares of Common Stock.

On September 2, 2008, December 11, 2008, July 2, 2009, January 28, 2010, June 14, 2010, August 13, 2010 and October 1, 2010 the Index Funds purchased 8% Senior Subordinated Convertible Promissory Notes (the “Notes”) in the aggregate principal amount of $6,071,040.40. The source of funds used to purchase the Notes was derived from limited partner commitments of the Reporting Persons (Index Venture did not pay for the Notes but rather acquired beneficial ownership of the Notes indirectly, through controlled entities). On October 27, 2010, the closing date of the Issuer’s IPO, the outstanding principal plus accrued but unpaid interest amounts on the Notes automatically converted into shares of Common Stock at a conversion price equal to 80% of the IPO price per share in accordance with the terms of the Notes. The IPO price was $9.50 per share and as a result the conversion price of the Notes was $7.60 per share. The Index Funds acquired 881,128 shares of Common Stock upon the conversion of the Notes.

In conjunction with the Issuer’s IPO, IVIII Delaware purchased 315,789 shares of Common Stock, resulting in an increase in beneficial ownership by IVIII Delaware by that amount. The purchase was made at the initial public offering price of $9.50 per share, for an aggregate purchase price of $2,999,995.50. The source of funds used to purchase the shares of Common Stock was derived from limited partnership commitments of IVIII Delaware.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other

CUSIP No. 00767E102	13D	Page 9 of 17 pages

relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investor Rights Agreement, as defined below.

Other than as described above and as set forth in the Investor Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of October 27, 2010, the Reporting Persons owned 3,046,158 Shares of the Issuer’s Common Stock, representing 17.3% of the Issuer’s outstanding common stock. This percentage is based on 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by the Issuer.

(b) Index Venture may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to have shared power to direct the voting and disposition of 3,046,158 shares of Common Stock, representing approximately 17.3% of the 17,603,236 shares of Common Stock outstanding. This percentage is based on 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by the Issuer.

IVIII Delaware may be deemed, for purposes of Rule 13d-3, to have sole power to direct the voting and disposition of 2,111,715 shares of Common Stock, representing approximately 12.0% of the 17,603,236 shares of Common Stock outstanding. This percentage is based on 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by the Issuer.

IVIII Jersey may be deemed, for purposes of Rule 13d-3, to have sole power to direct the voting and disposition of 884,086 shares of Common Stock, representing approximately 5.0% of the 17,603,236 shares of Common Stock outstanding. This percentage is based on 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by the Issuer.

IVIII PEF may be deemed, for purposes of Rule 13d-3, to have sole power to direct the voting and disposition of 31,985 shares of Common Stock, representing approximately 0.2% of the 17,603,236 shares of Common Stock outstanding.

CUSIP No. 00767E102	13D	Page 10 of 17 pages

This percentage is based on 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by the Issuer.

Yucca may be deemed, for purposes of Rule 13d-3, to have sole power to direct the voting and disposition of 18,372 shares of Common Stock, representing approximately 0.1% of the 17,603,236 shares of Common Stock outstanding. This percentage is based on 17,603,236 shares of the Issuer’s Common Stock outstanding as of November 2, 2010, based on information provided by the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

(c) Except as described herein, none of the Reporting Persons has effected any transaction in shares of the Issuer’s common stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

CUSIP No. 00767E102	13D	Page 11 of 17 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

The Index Funds and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated November 9, 2007 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Subject to certain conditions, if the Issuer receives a written request from Holders of Registrable Securities holding at least a majority of the Registrable Securities then outstanding (the “Initiating Holders”) that the Issuer file a registration statement (a “Demand Registration”) under the Securities Act of 1933, as amended (the “Securities Act”) covering the registration of the Registrable Securities then held by such Holders, then the Issuer shall, within 180 days of the receipt thereof, and subject to specified conditions and limitations, use its best efforts to effect the registration under the Securities Act of all Registrable Securities that all holders request to be registered.

The Issuer shall not be required to effect such a registration:

•	after the Issuer has effected one such Demand Registration;

•

after the effective date of a registration statement filed by the Issuer covering a firm commitment underwritten public offering and prior to the later to occur of the completion of the period of distribution for such offering or 90 days after the effective date of such registration statement; or

•

if the Issuer’s Board of Directors reasonably determines, upon the advice of counsel, that registration of the Registrable Securities would interfere with any material, non-public transaction involving the Issuer, in which case the Issuer may defer the filing of the registration statement for up to 90 days (but may not exercise this deferral right more than once in any 12-month period).

Piggyback Registration Rights

Except with respect to an initial public offering of the Issuer’s securities or registration statements of Forms S-4 and S-8, the Holders of the Regstriable Securities also have piggyback registration rights under the Investor Rights Agreement. Under these provisions, if the Issuer registers any securities for public sale, including pursuant to any stockholder-initiated Demand Registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to priority rights of stockholders having demand registration rights in any Demand Registration.

Form S-3 Registration Rights

If the Issuer is eligible to file a registration statement on Form S-3, the Holders of the Registrable Securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of Registrable Securities held by such holder provided such securities are anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $2.5 million. The Issuer has the ability to delay the filing of such registration statement under specified conditions, including if the Issuer’s Board of Directors reasonably determines that the registration of the Registrable Securities would interfere with any material, non-public transaction involving the Issuer. Such postponement cannot exceed 90 days during any 12-month period. The Issuer is not obligated to effect more than one registration of Registrable Securities on Form S-3 in any 12-month period.

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Expenses of Registration

Under the Investor Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any Demand, piggyback or Form S-3 registration, including reasonable attorneys’ fees and disbursements of one counsel for the Holders of Registrable Securities in an amount not to exceed an aggregate of $35,000. All underwriting discounts and commissions in connection with any Demand, piggyback or Form S-3 registration shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Issuer (except to the extent the Issuer shall be a seller) as they may agree.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

•

with respect to any Holder of not more than 100,000 Registrable Securities, the date such stockholder is able to dispose of all its Registrable Securities in any 90-day period pursuant to Rule 144 under the Securities Act; or

•	October 27, 2015, which is the fifth anniversary of the closing of the Issuer’s initial public offering.

Lock-up Agreement

The Index Funds, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Leerink Swann LLC and Lazard Capital Markets LLC for a period of 180 days after October 22, 2010 (such period, the “Lock-up Period”).

In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the expiration of the Lock-up Period will be extended until the expiration of the 10-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Statement and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

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ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated November 9, 2007 (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-168721), filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2010).

Exhibit 3:	Form of Lock-up Agreement (Incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-168721) filed with the SEC on October 7, 2010.

Exhibit 4:	Limited Power of Attorney for Index Venture Associates III Limited, dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.1 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 5:	Limited Power of Attorney for Index Ventures III (Delaware) L.P., dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.2 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 6:	Limited Power of Attorney for Index Ventures III (Jersey) L.P., dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.3 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 7:	Limited Power of Attorney for Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P., dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.4 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 8:	Limited Power of Attorney for Yucca Partners L.P. Jersey Branch, dated as of October 14, 2010 (Incorporated by reference to Exhibit 24.5 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

CUSIP No. 03674U102	13D	Page 14 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 8th day of November, 2010.

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Christine A. Pellizzari
Name:	Christine A. Pellizzari
Title:	Attorney-in-Fact

INDEX VENTURES III (DELAWARE) L.P.

By:	Index Venture Associates III Limited Its General Partner

By:	/s/ Christine A. Pellizzari
Name:	Christine A. Pellizzari
Title:	Attorney-in-Fact

INDEX VENTURES III (JERSEY) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Christine A. Pellizzari
Name:	Christine A. Pellizzari
Title:	Attorney-in-Fact

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Christine A. Pellizzari
Name:	Christine A. Pellizzari
Title:	Attorney-in-Fact

YUCCA PARTNERS L.P. JERSEY BRANCH

By:	Ogier Employee Benefit Services Limited as Authorized Signatory of Yucca Partners L.P. Jersey Branch in its Capacity as Administrator of the Index Co-Investment Scheme,

By:	/s/ Christine A. Pellizzari
Name:	Christine A. Pellizzari
Title:	Attorney-in-Fact

CUSIP No. 03674U102	13D	Page 15 of 17 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Second Amended and Restated Investor Rights Agreement by and among the Issuer and the other persons and entities party thereto, dated November 9, 2007 (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-168721), filed with the SEC on August 10, 2010).

Exhibit 3:	Form of Lock-up Agreement (Incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-168721), filed with the SEC on October 7, 2010.

Exhibit 4:	Limited Power of Attorney for Index Venture Associates III Limited, dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.1 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 5:	Limited Power of Attorney for Index Ventures III (Delaware) L.P., dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.2 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 6:	Limited Power of Attorney for Index Ventures III (Jersey) L.P., dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.3 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 7:	Limited Power of Attorney for Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P., dated as of October 15, 2010 (Incorporated by reference to Exhibit 24.4 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

Exhibit 8:	Limited Power of Attorney for Yucca Partners L.P. Jersey Branch, dated as of October 14, 2010 (Incorporated by reference to Exhibit 24.5 of Index Venture Associates III Limited’s Form 3, filed on October 22, 2010).

CUSIP No. 03674U102	13D	Page 16 of 17 pages

SCHEDULE A

The name and present principal occupation of each director of Index Venture Associates III Limited is set forth below. The business address of each director of Index Venture is c/o Index Venture Associates III Limited, No. 1 Seaton Place, St. Helier, Jersey, JE4 8YJ, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except David Rimer, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)

David Rimer	Director	Venture Capitalist

David Hall	Director	Non-executive director for various private equity structures

Gerard Gardner	Director	Director of EFG Fund Administration Limited

Ian Henderson	Director	Director of EFG Fund Administration Limited

Nigel Greenwood	Director	Director of EFG Fund Administration Limited

CUSIP No. 03674U102	13D	Page 17 of 17 pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Anthera Pharmaceuticals, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Christine A. Pellizzari
Name: Title:	Christine A. Pellizzari Attorney-in-Fact

INDEX VENTURES III (DELAWARE) L.P.

By:	Index Venture Associates III Limited Its General Partner

By:	/s/ Christine A. Pellizzari
Name: Title:	Christine A. Pellizzari Attorney-in-Fact

INDEX VENTURES III (JERSEY) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Christine A. Pellizzari
Name: Title:	Christine A. Pellizzari Attorney-in-Fact

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates III Limited, Its General Partner

By:	/s/ Christine A. Pellizzari
Name: Title:	Christine A. Pellizzari Attorney-in-Fact

YUCCA PARTNERS L.P. JERSEY BRANCH

By:	Ogier Employee Benefit Services Limited as Authorized Signatory of Yucca Partners L.P. Jersey Branch in its Capacity as Administrator of the Index Co-Investment Scheme,

By:	/s/ Christine A. Pellizzari
Name: Title:	Christine A. Pellizzari Attorney-in-Fact